650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 26, 2015

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Mark P. Shuman
Matthew Crispino

Re:	Barracuda Networks, Inc.
Registration Statement on Form S-3
Filed January 13, 2015
File No. 333-201475

Ladies and Gentlemen:

On behalf of our client, Barracuda Networks, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 23, 2015 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). The Company is concurrently submitting via EDGAR this letter and Amendment No.1 to the Registration Statement (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery both a clean copy of Amendment No. 1 and a copy marked to show all changes from the version submitted on January 13, 2015.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below, all page references herein correspond to the pages of Amendment No. 1.

Prospectus Summary

Units, page 4

1.	We note the references to “units” in this section and in the legality opinion filed as Exhibit 5.1, although “units” do not appear as a class of securities being registered in the fee table or on the prospectus cover page. All classes of securities being registered must be specifically identified and described as completely as possible in the prospectus. Please revise or advise.

The Company advises the Staff that the Company has revised the disclosure in the fee table and on the prospectus cover page and pages 3 and 27 of the Registration Statement to address the Staff’s comment.

Exhibit 5.1

2.	Please have counsel revise paragraph 6 on page 3 to opine that the depositary shares, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the ADR. For guidance, refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

The Company advises the Staff that the Company’s counsel has revised and reissued its 5.1 opinion to address the Staff’s comment.

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AUSTIN     BEIJING     BRUSSELS     HONG KONG     LOS ANGELES     NEW YORK     PALO ALTO     SAN DIEGO

SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

Securities and Exchange Commission

January 26, 2015

Please direct any questions with respect to the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or to my colleague, Jordan S. Coleman, at (650) 849-3386 or jcoleman@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Allison B. Spinner

Allison B. Spinner

Enclosures

cc (w/encl.):	William D. Jenkins, Jr.

Diane C. Honda

Barracuda Networks, Inc.

Jeffrey D. Saper

Wilson Sonsini Goodrich & Rosati, P.C.

David A. Cabral

Matthew A. Taggart

Ernst & Young LLP